UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

NAM TAI PROPERTY INC.
(Name of Issuer)

Common Shares, par value US$0.01 per share
(Title of Class of Securities)

629865 205
(CUSIP Number)

Mr. Felix Law
Kaisa Group Holdings Limited
30F The Center
99 Queen's Road
Central, Hong Kong
(852) 3900 0988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Virginia M. Tam
Christopher H. Cunningham
K&L Gates LLP
44th Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
(852) 2230 3500

October 5, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person Kaisa Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 25,422,922 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 25,422,922 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 25,422,922 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 43.9%(1)
(14)	Type of reporting person (see instructions) CO

(1)
Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020 plus (i) 16,051,219 Common Shares issued to Greater Sail Limited on October 5, 2020 as described herein and (ii) 2,603,366 Common Shares issued by the Issuer on October 5, 2020 to West Ridge Investment Company Limited.

(1)	Names of reporting person Greater Sail Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ◻
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ◻
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 25,422,922 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 25,422,922 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 25,422,922 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ◻
(13)	Percent of class represented by amount in Row (11) Approximately 43.9% (2)
(14)	Type of reporting person (see instructions) CO

(2)
Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020 plus (i) 16,051,219 Common Shares issued to Greater Sail Limited on October 5, 2020 as described herein and (ii) 2,603,366 Common Shares issued by the Issuer on October 5, 2020 to West Ridge Investment Company Limited.  Greater Sail Limited is a wholly owned subsidiary of Kaisa Group Holdings Limited.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 12, 2017 (the “Original Schedule”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on August 18, 2017, Amendment No. 2 filed by the Reporting Persons on August 28, 2017, Amendment No. 3 filed by the Reporting Persons on September 26, 2017, Amendment No. 4 filed by the Reporting Persons on November 15, 2017, Amendment No. 5 filed by the Reporting Persons on November 22, 2017, Amendment No. 6 filed by the Reporting Persons on December 14, 2017, and Amendment Np. 7 filed by the Reporting Persons on December 31, 2019 relating to the common shares, par value US$0.01 per share (“Common Shares”) of Nam Tai Property Inc. (the “Issuer”), a company organized under the laws of the British Virgin Islands. The Common Shares are listed on The New York Stock Exchange under the symbol “NTP”. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 4. Purpose of Transaction.

On October 5, 2020, the Issuer entered into a securities purchase agreement (the “SPA”) with Greater Sail Limited, relating to the issuance by the Issuer and purchase by Greater Sail Limited of 16,051,219 shares of common stock, par value $0.01 per share of the Issuer (the “Common Stock”).  The purchase price for the Common Stock pursuant to the SPA was $9.15 per share.  The transaction closed October 5, 2020.  The SPA is included as Exhibit 99.2 to this Amendment No. 8 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (1)
Greater Sail Limited	25,422,922	0	0	25,422,922	43.9
Kaisa Group Holdings Limited	0	25,422,942	25,422,922	25,422,922	43.9

(1)
Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020 plus (i) 16,051,219 Common Shares issued to Greater Sail Limited on October 5, 2020 as described herein and (ii) 2,603,366 Common Shares issued by the Issuer on October 5, 2020 to West Ridge Investment Company Limited.  Greater Sail Limited is a wholly owned subsidiary of Kaisa Group Holdings Limited.

      (c) Except as set forth herein and below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days:  between July 2, 2020 and July 20, 2020, Greater Sail Limited purchased on the open market an aggregate of 180,653 shares of Common Stock of the Issuer at a weighted average purchase price of $7.025322 per share.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the SPA, (i) until the Voting Sunset Date (as defined in the SPA), Greater Sail has agreed to vote, or cause to be voted, all Common Shares beneficially owned by Greater Sail and its affiliates, which were newly acquired pursuant to the SPA, either (at the sole discretion of Greater Sail) (a) affirmatively in favor of the election of each director designee nominated by the Board of Directors of the Issuer to serve as a director of the Issuer or (b) in the same proportion that the Common Shares not beneficially owned by Greater Sail are voted for or against, or abstains with respect to each director designee nominated by the Board of Directors of the Issuer to serve as a Director of the Issuer and (ii) until the Sunset Date (as defined in the SPA), Greater Sail has agreed to transfer restrictions with respect to its shares and a standstill provision, which, among other things and subject to certain rights Greater Sail has, bars Greater Sail and its affiliates from acquiring in excess of 1.1% additional Common Shares, making announcements regarding extraordinary transactions, or otherwise taking actions to cause a change of control of the Company to occur.

In connection with the SPA described above, Greater Sail Limited and West Ridge Investment Company Limited (together, the “Holders”) and the Issuer entered into a Registration Right Agreement dated October 5, 2020.  The Registration Rights Agreement grants the Holders up to four (4) demand registration rights obligating the Issuer to register that number of shares of Common Stock as requested.  These demand rights may be exercised by either Greater Sail Limited or West Ridge Investment Company Limited provided that they then hold at least 20% of the “Outstanding Registrable Securities”, which includes the 16,051,219 Common Shares purchased by Greater Sail and 2,603,366 Common Shares purchased by West Ridge Investment Company Limited.  The Registration Rights Agreement also provides unlimited piggyback registration rights to the Holders (subject to certain limitations) as well as the right, should the Issuer be then eligible, to request the Issuer to file a Form F-3 Registration Statement.  The foregoing is only a brief description of the material terms of the Registration Rights Agreement which is filed as Exhibit 99.3 to this Amendment 8 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:

99.1	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons

(incorporated by reference to the Schedule 13D dated July 12, 2017).

99.2	Securities Purchase Agreement, dated as of October 5, 2020 between Greater Sail Limited and the Issuer.
99.3	Registration Rights Agreement dated October 5, 2020 among the Issuer, Greater Sail Limited and West Ridge Investment Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2020
Kaisa Group Holdings Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

Greater Sail Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

INDEX TO EXHIBITS

99.1	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons (incorporated by reference to the Schedule 13D dated July 12, 2017).
99.2	Securities Purchase Agreement, dated as of October 5, 2020 between Greater Sail Limited and the Issuer.
99.3	Registration Rights Agreement dated October 5, 2020 among the Issuer, Greater Sail Limited and West Ridge Investment Company Limited.